Filed by Aduro Biotech, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Chinook Therapeutics U.S., Inc.

Commission File No. 001-37345

This filing relates to the proposed merger of Chinook Therapeutics U.S., Inc., a Delaware corporation (“Chinook”), with Aspire Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Aduro Biotech, Inc., a Delaware corporation (“Aduro”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020, by and among Aduro, Merger Sub and Chinook, as amended by Amendment No. 1 to the Agreement and Plan of Merger and Reorganization on August 17, 2020. Aduro makes available free of charge at www.aduro.com (in the “Investor Relations” section), copies of materials that Aduro files with, or furnishes to, the SEC.

Chinook Therapeutics Announces $106 Million Private Placement Financing to Advance Precision Medicines for Kidney Disease

VANCOUVER, BC and SEATTLE, WA, August 18th, 2020 – Chinook Therapeutics, Inc., a privately held clinical-stage biotechnology company focused on the discovery, development and commercialization of precision medicines for kidney diseases, today announced a $106 million private placement financing, with participation from new investors including EcoR1 Capital, OrbiMed, funds managed by Rock Springs Capital, Avidity Partners, Surveyor Capital (a Citadel company), Ally Bridge Group, Monashee Investment Management LLC, Northleaf Capital Partners, Janus Henderson Investors, Sphera Biotech, and other top-tier healthcare investors. As part of the financing, Chinook’s existing investors, Versant Ventures, Apple Tree Partners and Samsara BioCapital, will purchase $25 million in Chinook common stock on the same terms as the new investors in lieu of their prior commitment to purchase convertible notes.

“We’re thrilled to have such a high-quality group of investors support our goal of building a leading kidney disease company to advance multiple clinical programs for IgA nephropathy and other rare, severe chronic kidney diseases with large unmet medical needs,” said Eric Dobmeier, president and chief executive officer of Chinook. “Upon close of our proposed merger with Aduro Biotech, Chinook will be well-capitalized to move its pipeline programs forward towards its objective of providing meaningful results for patients and to prepare pre-commercialization strategies.”

The private placement closing is expected to occur immediately prior to the closing of the previously announced proposed merger between Chinook and Aduro Biotech, Inc. (NASDAQ: ADRO). Following the proposed merger closing, which is expected to occur in the second half of 2020, Aduro will be renamed Chinook Therapeutics, Inc., and is expected to trade on the Nasdaq Global Select Market under the ticker symbol “KDNY”. Closing of the private placement is subject to the satisfaction or waiver of all closing conditions for the proposed merger. Following the private placement financing, and upon closing of the merger, Chinook is expected to have at least $275 million in operating capital.

Proceeds from the financing will fund the advancement of the combined company’s pipeline, including:

•

Planned phase 2 and phase 3 trials of atrasentan, an investigational selective endothelin receptor antagonist, in development for the treatment of IgA nephropathy and other primary glomerular diseases;

•

An ongoing phase 1b and future clinical trials of BION-1301, an investigational humanized monoclonal antibody that blocks APRIL binding to both the BCMA and TACI receptors, in development for the treatment of IgA nephropathy;

•	A planned phase 1 trial of CHK-336, an investigational small molecule, in preclinical development for treatment of an ultra-rare orphan kidney disease; and

•	Advancement of additional research and discovery programs focused on the treatment of rare, severe chronic kidney diseases.

SVB Leerink is acting as lead placement agent and Evercore Group L.L.C. and William Blair are acting as co-placement agents for the financing.

The shares of common stock sold in the financing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About the Merger

On June 2, 2020, Chinook and Aduro announced that the companies had entered into a definitive merger agreement pursuant to which Aduro will acquire all of the outstanding capital stock of Chinook in exchange for shares of Aduro common stock representing approximately 50 percent of Aduro’s outstanding common stock immediately after completion of the transaction, excluding the shares to be issued for the announced financing transaction. Following closing, which is expected to occur in the second half of 2020, Aduro will be renamed Chinook Therapeutics, Inc., and is expected to trade on the Nasdaq Global Select Market under the ticker symbol “KDNY”. The combined company will be run by Chinook’s management team, and will be headquartered out of Chinook’s existing facilities in Vancouver, BC and Seattle, Washington.

About Chinook Therapeutics

Chinook Therapeutics, Inc. is a clinical-stage biotechnology company developing precision medicines for kidney diseases. The company’s products are focused on rare, severe chronic kidney disorders with opportunities for well-defined and streamlined clinical pathways. Chinook’s lead program is atrasentan, an investigational endothelin receptor antagonist in development for the treatment of IgA nephropathy and other primary glomerular diseases. Through the proposed Aduro merger, Chinook will also add BION-1301, an investigational anti-APRIL monoclonal antibody in a phase 1b trial for IgA nephropathy, to its pipeline. In addition, Chinook is advancing a preclinical development candidate for an undisclosed ultra orphan kidney disease, as well as research programs for other rare, severe chronic kidney diseases, including polycystic kidney disease. Chinook seeks to build its pipeline by leveraging insights in kidney single cell RNA sequencing, human-derived organoids and new translational models, to discover and develop therapeutics with novel mechanisms of action against key kidney disease pathways. Chinook is backed by leading healthcare investors, Versant Ventures, Apple Tree Partners, and Samsara BioCapital, and is based in Vancouver, British Columbia and Seattle, Washington. For more information visit www.chinooktx.com.

Non-Solicitation

This communication is for informational purposes only and does not constitute a recommendation, an offer to sell or solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger between Aduro and Chinook. Aduro has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus of Aduro and other documents concerning the proposed merger between Aduro and Chinook with the SEC. This communication is not a substitute for the proxy statement/prospectus or any other document that may be filed by Aduro with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may able to obtain a free copy of the proxy statement/prospectus and other documents containing important information about Aduro and Chinook, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Chinook and its directors, executive officers and certain employees and other persons, may be deemed to be participants in the solicitation of proxies from Aduro’s stockholders in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed merger is included in the proxy statement/prospectus referred to above.

Cautionary Note on Forward-Looking Statements

Certain of the statements made in this press release are forward looking, including those relating to the closing of the financing, Chinook’s cash resources following closing of the financing and merger, future management and the board of directors of Chinook, the expected ownership in the combined company of the former Chinook securityholders and securityholders of Aduro as of immediately prior to the proposed merger, and Chinook’s business, future operations, advancement of its product candidates and product pipeline, and clinical development of its product candidates, including expectations regarding timing of initiation and results of clinical trials. In some cases, you can identify these statements by forward-looking words such as “may,” “will,” “continue,” “anticipate,” “intend,” “could,” “project,” “expect” or the negative or plural of these words or similar expressions. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, the risk that the merger may not be completed in a timely manner or at all, the failure of either party to satisfy any of the conditions to the consummation of the merger, including the approval of the issuance of shares of common stock pursuant to the merger agreement and the change of control resulting therefrom by Aduro’s stockholders; uncertainties as to the timing of the consummation of the merger and the financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; unexpected costs, charges or expenses resulting from the proposed merger and financing; and the effects of COVID-19 on clinical programs and business operations. Many of these risks in greater detail in the proxy statement/prospectus filed by Aduro with the SEC relating to the merger. Any forward-looking statements in this press release speak only as of the date of this press release. Chinook assumes no obligation to update forward-looking statements whether as a result of new information, future events or otherwise, after the date of this press release.

Contacts:

Steve Kunszabo

Canale Communications

(619) 849-5392

steve@canalecomm.com